CERTIFICATE OF QUALIFIED PERSON

Keith J. Durston, P.Eng.
2204-153A Street
Surrey
British Columbia
Tel: (604) 536-4196
keith.durston@telus.net

I, Keith J. Durston, P.Eng., am a Professional Engineer, employed as a mining engineer and residing at 2204-153A Street in the City of Surrey in the Province of British Columbia. I am currently a Consulting Engineer and have been so since November 1988.

This certificate applies to the technical report entitled “Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment” and dated 1 August, 2009 (the “Technical Report”), prepared on behalf of Fronteer Development Group Inc..

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC). I graduated from the University of London, England, with a Bachelor of Science degree in Mining Engineering in 1965.

I have practiced my profession continuously since 1965 and have been involved in underground mining of gold, lead-zinc, copper-nickel, uranium and potash; open-pit mining of lead-zinc; reviews and evaluations of operating mines; and studies for the mining of gold, silver, lead-zinc, copper-nickel and diamonds from properties in the Americas, Europe, Africa, Asia and Australia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have not visited the Michelin uranium project.

I am responsible for Sections 1, 2, 3, 19.4, 19.7, 19.8, 19.9, 19.10, 19.11, 19.14, 19.15, 20, 21, 22, and 23 of the Technical Report.

I am independent of Fronteer Development Group Inc. as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Michelin uranium project since July 2009 as part of preparation of this Technical Report.

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

Signed and sealed	Dated

Keith J. Durston, P.Eng.	23 October 2009